Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our Firm under the caption “Interests of Experts” in the Annual Information Form in Exhibit 99.1, and to the use in this Annual Report on Form 40-F, of our reports dated February 12, 2026 with respect to the consolidated balance sheets of Agnico Eagle Mines Limited (the “Company”) as of December 31, 2025 and 2024, and the consolidated statements of income, comprehensive income, equity and cash flows for the years then ended, and the effectiveness of internal control over financial reporting of Agnico Eagle Mines Limited as of December 31, 2025.

We also consent to the incorporation by reference of the above-mentioned reports in the following Registration Statements of the Company:

●	Form F-3 file nos. 333-271854 and 333-280180
●	Form F-10 file no. 333-280114
●	Form S-8 file nos. 333-130339 and 333-152004

Toronto, Canada
March 19, 2026
/s/ Ernst & Young LLP
ERNST & YOUNG LLP
Chartered Professional Accountants Licensed Public Accountants